FILED BY HCBF Holding Company, Inc.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, as amended

SUBJECT COMPANY: HCBF Holding Company, Inc.

(Commission File No. 333-217395)

HCBF Holding Company, Inc.

200 S. Indian River Drive, Suite 101 – Fort Pierce, Florida 34950 – (772) 409-2270

November 15, 2017

Dear Former Jefferson Bankshares Shareholders:

Most of you have exchanged your Jefferson (JFBF) shares for Harbor Community Bank (HCBF) shares for all stock or a combination of cash and stock. If all your shares have been exchanged, thank you again for your confidence and Congratulations.

For those who have not yet completed the process we strongly encourage you to do so now. If you have any questions about the process please contact Tammy Brigmond or Bob McGivney.

If you cannot find your Jefferson shares, please look again because the indemnity bond to secure the re-issue is not inexpensive. If you are still unable to locate your shares, please contact Tammy to get the paperwork started to replace those certificates.

Some of our Jefferson shareholders who used an IRA or other retirement account have had an issue with the back office of their Custodian not being willing to hold HCBF shares because the shares are not publicly traded or valued.

Some custodians have been comfortable having the transfer agent, American Stock Transfer (AST), hold the shares for the Custodian in an electronic format, while other Custodians have declined to hold the shares that way. Please confirm with your Custodian that they will continue to hold your HCBF shares.

Again, we strongly encourage you to send your Jefferson shares to AST with the Transmittal Letter today if you have not yet done so. If you need a copy of your Transmittal Letter contact Tammy.

The final shareholder vote to approve the sale of Harbor to CenterState (CSFL) is scheduled for December 13, 2017 and the legal close early in 2018 for which you will need to be holding Harbor Community Bank shares. Once your shares have been properly transferred to HCBF shares the exchange of shares from HCBF to CSFL should be relatively smooth.

Please call Tammy or Bob with any questions.

Tammy Brigmond – 813-749-2789 / tammybrigmond@harborcb.com

Bob McGivney – 813-749-2727 / bobmcgivney@harborcb.com

Thank you,

/s/ J. Hal Roberts	/s/ Robert B. McGivney
J. Hal Roberts	Robert B. McGivney
President and COO	President – Tampa Bay Market

Additional Information About the Proposed Transaction and Where to Find It

This communication is being made in respect of the proposed transaction involving CenterState Bank Corporation (“CSFL”) and HCBF Holding Company, Inc. (“HCBF”). This material is not a substitute for the definitive joint proxy statement/prospectus or any other documents which CSFL and HCBF may send to their respective shareholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, CSFL has filed with the Securities and Exchange Commission (“SEC”) and the SEC has declared effective, a definitive Registration Statement on Form S-4 that includes a joint proxy statement of CSFL and HCBF and a prospectus of CSFL, as well as other relevant documents concerning the proposed transaction. Investors and security holders are also urged to carefully review and consider each of CSFL’s and HCBF’s public filings with the SEC, including but not limited to CSFL’s Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q, and HCBF’s Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. Both CSFL and HCBF have mailed the joint proxy statement/prospectus to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF CSFL AND HCBF ARE URGED TO CAREFULLY READ THE ENTIRE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other filings containing information about CSFL and HCBF at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other filings may also be obtained free of charge at CSFL’s website at www.centerstatebanks.com, or from HCBF by requesting them in writing to HCBF Holding Company, Inc., Attention: Secretary, 200 S. Indian River Drive, Suite 101, Fort Pierce, FL 34950.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between CSFL and HCBF. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with CSFL’s and HCBF’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of CSFL and HCBF to execute their respective business plans (including integrating the CSFL and HCBF businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in CSFL’s Annual Report on Form 10-K, HCBF’s Quarterly Reports on Form 10-Q and Registration Statement on Form S-4 and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this document, and neither CSFL nor HCBF undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this document.